Exhibit 99.13

CONSENT OF QUALIFIED PERSON

This consent is provided in connection with the filing of the Annual Report on Form 40-F of Largo Inc. (the "Company") with the United States Securities and Exchange Commission (the "SEC") and any amendments thereto, and any exhibits or documents incorporated by reference therein (collectively, the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2025, the Company's Management's Discussion and Analysis for the year ended December 31, 2025, and the Audited Consolidated Financial Statements of the Company for the years ended December 31, 2025 and 2024, including the notes thereto.

I, Paulo Roberto Bergmann, hereby consent to (i) the inclusion and incorporation by reference in the Company's Annual Report of references to any information derived or summarized from the Independent National Instrument 43-101 Technical Report titled "An Updated Life of Mine Plan (LOMP) for Gulçari A (Campbell Pit) and Pre-Feasibility Study for Gulçari A Norte (GAN), Novo Amparo (NAO), Novo Amparo Norte (NAN) and São José (SJO) Deposits, in respect of the Company's Maracás Menchen Mine in Brazil" with an effective date of January 30, 2024, or portions thereof, that was prepared by me and others; and (ii) the use of and references to my name, including as an expert or "qualified person", in each case where used or incorporated by reference into the Annual Report.

I also hereby consent to such use of my name in and the incorporation by reference of such information contained or incorporated by reference in the Annual Report and exhibits thereto into the Company's Registration Statements on Form S-8 (Nos. 333-258713 and 333-292607), Form F-10 (No. 333-256282) and Form F-3 (Nos. 333-290163, 333-291472, and 333-292609).

March 31, 2026

/s/ Paulo Roberto Bergmann
Paulo Roberto Bergmann, B.Sc Min Eng, FAusIMM